Exhibit 99.2

Stock Code: 600847	Short Name: Wanligufen	Announcement No.: 2015-083

Chongqing Wanli New Energy Co., Ltd.

ANNOUNCEMENT

of

Execution of Material Assets Reorganization Framework Agreement

And

the Development of Material Assets Reorganization

The Board of Directors and Directors of the Company as a whole represent and warrant that this announcement does not contain any false information or misleading statement or omit any material information, and shall be severally and jointly liable for its truthfulness, accuracy and completeness.

Trading of stock of Chongqing Wanli New Energy Co., Ltd. (the “Company”) was suspended on August 18, 2015, as the Company has been contemplating material issue and made relevant request of such suspension. After discussion and negotiation with relevant parties, it is understood that such material issue constitutes material assets reorganization of the Company. Trading of the Company’s stock was suspended for up to one month since September 1, 2015, and as the Company subsequently released the Announcement of Wanligufen on Delay of Resumption of Stock Trading due to Material Assets Reorganization, dated October 1, 2015, trading of the Company’s stock continued to be suspended for up to one month since October 1, 2015. In accordance with applicable regulations, as it was anticipated that trading of the Company’s stock could not be resumed within two months, the Company released the Announcement of Wanligufen on Board Resolutions on Delay of Resumption of Stock Trading due to Material Assets Reorganization (Announcement No.: 2015-077) dated October 24, 2015, which was considered and adopted at the 48th meeting of the 7th session of the Company’s Board of Directors. Upon approval of the application filed with Shanghai Stock Exchange, trading of the Company’s stock continued to be suspended for up to one month since November 1, 2015. During such suspension, the Company announced the development of its material assets reorganization every five trading days.

On November 13, 2015, a Cooperation Framework Agreement (the “Agreement”) was entered into by and among the Company, SouFun Holdings Limited, LIU Xicheng (the controlling person of the Company), IDG Capital Partners Beijing Co., Ltd. and Xizang Ruidong Fortune Investment Co., Ltd. in relation to the material assets reorganization, which sets forth the following:

I. Parties to the Agreement

Party A: Chongqing Wanli New Energy Co., Ltd.

Party B: SouFun Holdings Limited (“SouFun”)

SouFun (NYSE: SFUN) is a public company listed on the New York Stock Exchange, and its controlling person is MO Tianquan. The website of SouFun (Fang.com) is a well-known Internet platform for real estate and home furnishing, and SouFun has been leading the innovations in areas including Internet finance in real estate/home furnishing, Internet big date and Internet marketing.

Party C: LIU Xicheng

Party D: IDG Capital Partners Beijing Co., Ltd. (“IDG”)

Party E: Xizang Ruidong Fortune Investment Co., Ltd. (“Ruidong”)

II. The Major Plan of the Reorganization

Purchase of assets by issuance of shares: the Company will issue shares to a company controlled by SouFun in exchange for certain highly profitable quality assets held or controlled by SouFun (“Target Assets”) which satisfy the relevant regulatory requirements. Target Assets is projected to be valued at no more than RMB17 billion and the final valuation shall be determined according to the valuation report presented by an asset evaluation institution.

Spin-off of assets: LIU Xicheng, the controlling person of the Company, or any person designated by LIU, will acquire for cash and spin off all non-cash assets and liabilities from the Company.

Supporting funds: concurrently with the reorganization, RMB2.5 billion to RMB5 billion is expected to be raised for business development of the Company after reorganization, by way of private placement at fixed price. The amount of such supporting funds will be determined by the parties on the basis of the Company’s actual need, and the fund is contemplated to be raised from IDG or its designated party, Ruidong or its designated party and LIU Xicheng or other third parties.

If any or all of the provisions of the Agreement in relation to supporting funds become unenforceable as a result of any change of the policies of regulatory authorities on supporting funds, the parties to the Agreement shall resolve the issue through consultation.

Issue Price: in this reorganization, the issue price of the Company’s shares in exchange for assets and supporting funds raising will equal 90% of the average stock trading price per share of the twenty trading days prior to the announcement of the first board resolution on the reorganization.

The foregoing shall be premises and conditions precedent to one another, subject to approval by relevant regulatory authorities. The reorganization constitutes a backdoor listing, and upon reorganization, SouFun will take control of the Company and MO Tianquan will become the controlling person of the Company. Upon consummation of the reorganization, SouFun’s shareholding percentage in the Company shall be at least 70%.

III. Miscellaneous

Exclusivity: each of the Company, SouFun or LIU Xicheng may not engage with any other person who is interested in equity acquisition or investment within 6 months following execution of the Agreement. Unless the Agreement is terminated in writing by the parties, any modification, supplement or adjustment to any other provision of the Agreement shall not affect the binding effect of the exclusivity provision upon each of the Company, SouFun or LIU Xicheng.

Confidentiality: each party shall keep confidential anything contained in the Agreement or any such business, financial, technical, product or customer information or any document or material marked as “confidential” as received from another party as a result of or during performance of the Agreement, and may not disclose the confidential information to any third party without prior written approval by the disclosing party. The confidentiality obligations shall survive the expiration, release or termination of the Agreement.

Any party in breach of the Agreement shall indemnify any other party against any loss arising from such breach. The parties shall set up a consultation mechanism for any issue arising in the process of cooperation, so as to resolve such issues or conflicts within the structure of such consultation mechanism.

The provisions of the Agreement other than exclusivity and confidential provisions, are solely preliminary intention reached by the parties through negotiation, the final cooperation plan will be subject to the definitive agreement entered into by the parties.

As such, there would be substantial uncertainties in the reorganization, so the investors are warned to pay attention to investment risks.

The Board of Directors of

Chongqing Wanli New Energy Co., Ltd.

November 13, 2015